

File No. 82-34802



GRANDE CACHE COAL CORPORATION
NEWS RELEASE

GRANDE CACHE COAL CORPORATION UPDATE

Calgary, Alberta (GCE-TSX), January 28, 2005 – Grande Cache Coal Corporation ("Grande Cache" or the "Company") has recently completed its first quarter of operations following the reactivation of mining operations in the Smoky River Coalfield and is now in a position to provide the following update:

- For the fiscal year ended March 31, 2005, coal sales volume is estimated at 0.4 million tonnes, cost of sales is expected to be approximately $115 per tonne and capital expenditures are anticipated to be $32 million.

- Coal sales volume for the fiscal year ended March 31, 2006 ("FY 2006") is estimated to be 2.0 million tonnes, consisting of 0.2 million tonnes of metallurgical coal contracted at US$64 per tonne, 1.5 million tonnes of metallurgical coal at US$125 per tonne and 0.3 million tonnes of non-metallurgical coal at prices yet to be determined.

- Average cost of sales for FY 2006 is anticipated to be $65 to $70 per tonne. Higher costs are anticipated during the first half of FY 2006 as the development of the No. 12S B2 surface mine and the refurbishment of the process plant are completed. Sustaining capital expenditures for FY 2006 are estimated at $10 million for further process plant enhancements, underground equipment and resource definition drilling.

- The anticipated operating performance for FY 2006 recognizes that the Company along with the Canadian resource industry is facing increasing cost pressures due to higher wage rates, increased energy and material costs and competition for the services of contractors and consultants.

- The Board of Directors has approved the preparation of a comprehensive feasibility study for the staged expansion of metallurgical coal production to four million tonnes per year. It is anticipated that the feasibility study will be completed before the end of FY 2006 at an estimated cost of $5 million.

"Grande Cache continues to make progress in establishing a viable, long-term operation," said Robert Stan, President and Chief Executive Officer of Grande Cache. "We expect to be operating at an annualized production rate of two million tonnes in fiscal 2006 and believe that our resource and customer demand will support the expansion of our operation".

Mr. Stan continued, "The start-up process has taken longer and cost more than first anticipated. Rail transportation shortfalls have resulted in a build-up of mine site inventories and delays in the delivery of coal to our customers. Improvement of rail service will be critical to meeting our sales targets. Our surface mine contractor has also experienced start-up difficulties during the development phase of the surface operations. I am confident that these rail and operational issues will be resolved as we build a long-term mine development based on our significant coal resource".

Grande Cache is an Alberta based metallurgical coal mining company whose experienced team of coal professionals is developing a long-term mining operation to produce metallurgical coal for the export market from Grande Cache's coal leases covering over 15,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

For further information, please contact either:

Robert H. Stan, President and Chief Executive Officer or
Thomas E. Pierce, Vice President, Finance and Chief Financial Officer

Grande Cache Coal Corporation
Suite 250, 703 - 6th Avenue S.W.
Calgary, Alberta T2P 0T9
Canada

Telephone: (403) 543-7070
Facsimile: (403) 543-7092

This news release contains certain forward-looking statements, which are based on Grande Cache's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Grande Cache's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; uncertainties associated with estimating the quantity and quality of coal reserves and resources; commodity prices, currency exchange rates, capital expenditures and debt service requirements; dependence on a single rail system; changes to legislation; liabilities inherent in coal mine development and production; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; geological, mining and processing technical problems; ability to obtain required mine licenses, mine permits and regulatory approvals required to proceed with mining and coal processing operations; ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including increasing taxes and changes in other regulations; and the occurrence of unexpected events involved in coal mine development and production. Many of these risks and uncertainties are described in Grande Cache's 2004 Annual Information Form, Grande Cache's Management's Discussion and Analysis and other documents Grande Cache files with the Canadian securities authorities. Copies of these documents are available without charge from Grande Cache or may be accessed on Grande Cache's website (www.gccoal.com) or on the website maintained by the Canadian securities regulatory authorities (www.sedar.com).

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.